CREDIT SUISSE | FIRST BOSTON


02002585

November 27, 2001


RECEIVED
JAN 17 2002
316

Securities and Exchange Commission
Division of Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Credit Suisse First Boston - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 – File No. 082-4705

Ladies and Gentlemen:

On behalf of Credit Suisse First Boston, a private foreign issuer exempt pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby enclose the Credit Suisse First Boston Information Statement dated May 8, 2001, as supplemented.

Please acknowledge receipt of this letter and its enclosure by stamping the enclosed copy of this letter and returning it to us in the enclosed pre-stamped and pre-addressed envelope.

If you have any questions, please contact the undersigned at (212) 325-4041.

Very truly yours,

Melissa Bodner

Melissa Bodner
Vice President

Enclosure

dlw 1/25

SUPPLEMENT DATED
NOVEMBER 27, 2001
TO CREDIT SUISSE FIRST BOSTON
INFORMATION STATEMENT
DATED MAY 8, 2001

Recent Developments

On October 30, 2001, the Bank's subsidiary, CSFB USA, announced its offer to acquire all of the outstanding shares of its Fixed/Adjustable Rate Cumulative Preferred Stock, Series B (liquidation preference $50.00 per share), for $52.20 per share, plus accrued and unpaid dividends. The offer will expire at 9:00 a.m. on November 29, 2001, unless the offer is extended.

On November 13, 2001 CSFB announced that Frank Quattrone, the Head of the CSFB Technology Group, would join the CSFB Executive Board.


RECEIVED
JAN 17 2002
316
SECTION

Third Quarter Results of CSFB and CSAM

On November 20, 2001, Credit Suisse Group announced its results of operations and published its unaudited financial statements as at and for the nine months ended September 30, 2001 and for the third quarter of 2001, including the results of operations for the CSFB and CSAM business units, which are excerpted and included in this Supplement as Annex I. We are a wholly owned subsidiary of Credit Suisse Group. See "Relationship Between the Bank and Credit Suisse Group" in the Information Statement. The results of operations for the CSFB and CSAM business units may differ significantly from our financial results. See "Presentation of CSFB and CSAM Operating and Financial Reviews" in the Information Statement. The results of operations of CSFB USA (formerly known as Donaldson, Lufkin & Jenrette, Inc.), which was acquired on November 3, 2000, are included in the results of operations for the third quarter of 2001. Accordingly, the results of operations for the third quarter of 2001 may not be fully comparable to the third quarter of 2000. For divisional reporting, equity capital markets underwriting fees are shared between the Investment Banking and Equity Divisions and debt capital markets underwriting fees are shared between the Investment Banking and Fixed Income Divisions.

Financial Information as at and for the Six Months Ended June 30, 2001

On August 29, 2001 we published interim financial information for the six months ended June 30, 2001, which is included in this Supplement as Annex II.

ANNEX I

Credit Suisse First Boston



John J. Mack
Chief Executive Officer

Credit Suisse First Boston posted a net operating profit of USD 534 million (CHF 898 million) for the first nine months and a net operating loss of USD 123 million (CHF 204 million) for the third quarter. This result reflects challenging market conditions throughout the industry, which were exacerbated by the terrorist attacks of September 11. Revenues for the third quarter were down 17% on the second quarter to USD 3.3 billion (CHF 5.5 billion), with the largest decreases in the Equity and Investment Banking divisions.

Weakness in the global economy has led to dramatically lower equity and merger and acquisition volumes and margins. In this current market environment, the third quarter was the industry's weakest this year. In the first nine months of 2001, the value of equity-related and mergers and acquisition (M&A) transactions fell industry-wide by 30% and 50%, respectively, on the same period in 2000.

The Fixed Income division's third quarter revenues increased 7% versus the second quarter to USD 1.6 billion (CHF 2.7 billion). The developed markets rates business had a record quarter. These gains were partially offset by decreases both in the investment grade and high yield markets in the developed markets credit

Credit Suisse First Boston income statement in USD [1) 2)]

	Q3/2001 in USD m	Q2/2001 in USD m	Q3/2000 in USD m	Change in % Q3/Q2 2001	9 months 2001 in USD m	9 months 2000 in USD m
Fixed Income	**1,627**	1,526	640	7	**4,773**	2,201
Equity	**666**	1,215	1,127	(45)	**3,195**	4,074
Investment Banking	**596**	771	750	(23)	**2,190**	2,228
Financial Services Group	**344**	370	0	(7)	**1,156**	0
Other [3)]	**33**	72	80	(54)	**167**	(2)
Operating income [3)]	**3,266**	3,954	2,597	(17)	**11,481**	8,501
Personnel expenses [4)]	**2,102**	2,278	1,659	(8)	**6,922**	5,189
Other operating expenses	**819**	830	488	(1)	**2,399**	1,379
Operating expenses [4)]	**2,921**	3,108	2,147	(6)	**9,321**	6,568
Gross operating profit [3) 4)]	**345**	846	450	(59)	**2,160**	1,933
Depreciation and write-offs on non-current assets [5)]	**130**	131	83	(1)	**391**	259
Valuation adjustments, provisions and losses [6)]	**203**	176	42	15	**435**	227
Profit before extraordinary items, acquisition impact, taxes	**12**	539	325	(98)	**1,334**	1,447
Extraordinary income/(expenses), net	**0**	0	0	–	**(1)**	0
Taxes [7)]	**(2)**	(133)	(76)	(98)	**(342)**	(410)
Net operating profit before acquisition impact, minority interests	**10**	406	249	(98)	**991**	1,037
Acquisition interest, net of tax	**64**	75	0	(15)	**235**	0
Amortization of retention payments, net of tax	**69**	76	0	(9)	**222**	0
Amortization of acquired intangible assets and goodwill, net of tax	**166**	160	14	4	**486**	41
Net profit before minority interests	**(289)**	95	235	–	**48**	996
Minority interests	**0**	0	(2)	–	**0**	(2)
Net profit	**(289)**	95	233	–	**48**	994
Net operating profit [8)]	**(123)**	255	247	–	**534**	1,035
Increased/(decreased) credit-related valuation adjustments [6)]	**49**	(15)	(4)		**49**	(13)
Acquisition interest	**97**	116	0		**361**	0
Amortization of retention payments	**106**	118	0		**342**	0
Amortization of acquired intangible assets and goodwill	**205**	197	14		**600**	41
Tax impact on acquisition impact	**109**	120	0		**360**	0

Credit Suisse First Boston income statement in CHF [1) 2)]

	Q3/2001 in CHF m	Q2/2001 in CHF m	Q3/2000 in CHF m	Change in % Q3/Q2 2001	9 months 2001 in CHF m	9 months 2000 in CHF m
Fixed Income	**2,734**	2,630	1,088	4	**8,019**	3,632
Equity	**1,120**	2,093	1,918	(46)	**5,368**	6,722
Investment Banking	**1,002**	1,329	1,269	(25)	**3,680**	3,677
Financial Services Group	**577**	641	0	(10)	**1,942**	0
Other [3)]	**55**	121	128	(55)	**280**	(4)
Operating income [3)]	**5,488**	6,814	4,403	(19)	**19,289**	14,027
Personnel expenses [4)]	**3,533**	3,928	2,809	(10)	**11,629**	8,563
Other operating expenses	**1,375**	1,425	823	(4)	**4,030**	2,276
Operating expenses [4)]	**4,908**	5,353	3,632	(8)	**15,659**	10,839
Gross operating profit [3) 4)]	**580**	1,461	771	(60)	**3,630**	3,188
Depreciation and write-offs on non-current assets [5)]	**219**	226	139	(3)	**658**	426
Valuation adjustments, provisions and losses [6)]	**341**	298	72	14	**731**	373
Profit before extraordinary items, acquisition impact, taxes	**20**	937	560	(98)	**2,241**	2,389
Extraordinary income/(expenses), net	**0**	0	0	–	**(1)**	0
Taxes [7)]	**(3)**	(232)	(132)	(99)	**(575)**	(677)
Net operating profit before acquisition impact, minority interests	**17**	705	428	(98)	**1,665**	1,712
Acquisition interest, net of tax	**106**	130	0	(18)	**394**	0
Amortization of retention payments, net of tax	**115**	132	0	(13)	**373**	0
Amortization of acquired intangible assets and goodwill, net of tax	**280**	274	24	2	**817**	68
Net profit before minority interests	**(484)**	169	404	–	**81**	1,644
Minority interests	**0**	0	(4)	–	**0**	(4)
Net profit	**(484)**	169	400	–	**81**	1,640
Net operating profit [5)]	**(204)**	443	424	–	**898**	1,708
Increased/(decreased) credit-related valuation adjustments [6)]	**82**	(24)	(7)		**82**	(22)
Acquisition interest	**163**	200	0		**606**	0
Amortization of retention payments	**178**	202	0		**574**	0
Amortization of acquired intangible assets and goodwill	**345**	338	24		**1,009**	68
Tax impact on acquisition impact	**183**	207	0		**605**	0

1) The business unit income statement differs from the Group's legal accounts in presenting brokerage, execution and clearing expenses as part of operating expenses in common with US competitors, rather than netted against revenues.
2) Certain reclassifications have been made to prior-period amounts to conform to the current presentation.
3) Excl. acquisition interest.
4) Excl. amortization of retention payments.
5) Excl. amortization of acquired intangible assets and goodwill.
6) Increased/decreased valuation adjustments taken at Group level resulting from the difference between the statistical and actual credit provisions.
7) Excl. tax impact on acquisition impact.

businesses versus the previous quarter. The decreases also spanned primary, secondary and structuring activity. Despite the market conditions in a number of emerging market economies, the emerging markets area continued with relatively strong revenues in the third quarter. The division's US research team, benefiting from the DLJ merger, significantly improved its ranking, moving from ninth to third place in the Institutional Investor poll.

The Equity division's third quarter revenues of USD 666 million (CHF 1.1 billion) were 45% lower than the preceding quarter. Markets depressed by poor corporate results, recession fears and the impact of terrorist attacks have negatively affected both customer-related trading revenues and fee revenues from capital markets activity. In Institutional Investor's US Equity research poll released in October 2001, the division moved to second place from fourth last year.

The results of the Financial Services division also declined owing to weak equity markets and lower retail investor activity. Third quarter revenues of USD 344 million (CHF 577 million) are 7% lower than in the second quarter. Assets under management, including Private Equity assets held on behalf of clients, totaled USD 95.0 billion (CHF 153.5 billion) as of September 30, 2001, with USD 6.6 billion (CHF 11.1 billion) in net new assets during the first nine months of 2001.

Credit Suisse First Boston balance sheet information

	30 Sept. 2001 in CHF m	31 Dec. 2000 in CHF m
Total assets	**681,812**	669,758
Total assets (in USD m)	**421,966**	409,738
Due from banks	**218,554**	245,345
– of which securities lending and reverse repurchase agreements	**167,205**	208,094
Due from customers	**127,345**	91,227
– of which securities lending and reverse repurchase agreements	**54,880**	23,087
Mortgages	**20,083**	19,566
Securities and precious metals trading portfolio	**189,976**	192,301
Due to banks	**362,315**	371,033
– of which securities borrowing and repurchase agreements	**140,458**	131,741
Due to customers, other	**124,985**	102,431
– of which securities borrowing and repurchase agreements	**61,878**	37,863

Credit Suisse First Boston key information (based on CHF amounts)

	Q3/2001	Q2/2001	Q3/2000	9 months 2001	9 months 2000
Cost/income ratio [1] [2]	**99.7%**	86.8%	86.2%	**89.8%**	80.8%
Cost/income ratio (operating) [1] [2] [3]	**93.4%**	81.9%	85.7%	**84.6%**	80.3%
Return on average allocated capital	**(11.3%)**	3.8%	14.5%	**0.6%**	20.1%
Return on average allocated capital (operating) [3]	**(4.8%)**	10.0%	15.4%	**7.1%**	20.9%
Return on average allocated capital (operating, excl. amortization of retention payments, net of tax) [2] [3]	**(2.1%)**	13.0%	15.4%	**10.0%**	20.9%
Average allocated capital in CHF m	**17,069**	17,653	11,103	**16,952**	10,916
Pre-tax margin	**(12.1%)**	2.9%	12.2%	**0.3%**	16.5%
Pre-tax margin (operating) [3]	**(5.8%)**	7.9%	12.7%	**5.5%**	17.0%
Pre-tax margin (operating, excl. amortization of retention payments) [2] [3]	**(2.6%)**	10.8%	12.7%	**8.5%**	17.0%
Personnel expenses/operating income [1] [2]	**64.4%**	57.6%	63.8%	**60.3%**	61.0%

	30 Sept. 2001	30 June 2001	31 Dec. 2000
Number of employees	**27,623**	27,687	28,122

[1] Excl. acquisition interest.
[2] Excl. amortization of retention payments.
[3] Excl. amortization of acquired intangible assets and goodwill.

The **Investment Banking** division's third quarter revenues fell 23% versus the second quarter to USD 596 million (CHF 1.0 billion). Revenues from equity capital markets activity fell versus the second quarter due to a reduction in the number and size of transactions closed. Fee revenue from high yield new issuances also declined; however, Credit Suisse First Boston is still the global leader in this market. In M&A business, the division continues to be number one in terms of number of transactions, and currently ranks third in terms of announced deal amount, up from fourth place as at the second quarter. The Private Equity business recorded a pre-tax loss of USD 97 million (CHF 163 million) in the third quarter, compared to a loss of USD 129 million (CHF 217 million) in the first half of the year. The book value of all Private Equity investments stood at USD 2.3 billion (CHF 3.7 billion) and fair value at USD 2.5 billion (CHF 4.0 billion) as of September 30, 2001.

Credit Suisse First Boston has announced a broad cost-reduction initiative ➲ with the aim of reducing operating expenses by USD 1.0 billion (CHF 1.7 billion) by the end of 2002. The plan entails reducing staff levels as well as achieving savings from non-staff costs. This will align the business unit's cost structure more closely with that of its competitors and tailor the firm's size to current market conditions.

Total operating costs dropped 6% on a quarterly basis to USD 2.9 billion (CHF 4.9 billion), with the majority of the decrease attributable to lower compensation costs. Largely in response to weakened revenues, personnel expenses were reduced 8% to USD 2.1 billion (CHF 3.5 billion) versus the second quarter.

Credit Suisse Asset Management



Phillip M. Colebatch
Chief Executive Officer

Credit Suisse Asset Management reported a net operating profit of CHF 183 million for the first nine months of 2001, down 23% on the same period of 2000, reflecting the deterioration in market conditions during the year. Net operating profit for the third quarter was CHF 34 million, down 58% on the previous quarter.

For the first nine months of the year, assets under management declined 10.8% to CHF 434.4 billion from CHF 487.2 billion as of December 31, 2000. Of this, discretionary assets under management dropped by CHF 42.3 billion, to CHF 317.8 billion. The decrease was due to negative market movements of CHF 45.0 billion. A weak US dollar against the Swiss franc at the end of September contributed to a further CHF 4.6 billion in foreign exchange-related differences. Net new business added CHF 7.3 billion to discretionary assets.

Credit Suisse Asset Management income statement [1]

	Q3/2001 in CHF m	Q2/2001 in CHF m	Q3/2000 in CHF m	**9 months 2001 in CHF m**	9 months 2000 in CHF m	Change in % 9 months 2001/2000
Management and advisory fees	**267**	286	298	**844**	871	(3)
Net mutual fund fees	**81**	110	83	**281**	235	20
Other revenues [2]	**17**	29	24	**67**	50	34
Operating income [2]	**365**	425	405	**1,192**	1,156	3
Personnel expenses [3]	**146**	197	160	**518**	468	11
Other operating expenses	**115**	122	123	**350**	348	1
Operating expenses [3]	**261**	319	283	**868**	816	6
Gross operating profit [2] [3]	**104**	106	122	**324**	340	(5)
Depreciation and write-offs on non-current assets [4]	**8**	8	8	**23**	18	28
Valuation adjustments, provisions and losses	**0**	0	0	**0**	0	–
Profit before extraordinary items, acquisition impact, taxes	**96**	98	114	**301**	322	(7)
Extraordinary income/(expenses), net	**(13)**	0	0	**(14)**	0	–
Taxes	**(24)**	(2)	(17)	**(39)**	(56)	(30)
Net operating profit before acquisition impact, minority interests	**59**	96	97	**248**	266	(7)
Acquisition interest, net of tax	**14**	8	11	**47**	29	62
Amortization of retention payments, net of tax	**11**	7	0	**18**	0	–
Amortization of acquired intangible assets and goodwill, net of tax	**22**	26	12	**67**	34	97
Net profit before minority interests	**12**	55	74	**116**	203	(43)
Minority interests	**0**	0	0	**0**	0	–
Net profit	**12**	55	74	**116**	203	(43)
Net operating profit [4]	**34**	81	86	**183**	237	(23)
Acquisition interest	**14**	8	11	**47**	29	
Amortization of retention payments	**11**	7	0	**18**	0	
Amortization of acquired intangible assets and goodwill	**22**	26	12	**67**	34	
Tax impact on acquisition impact	**0**	0	0	**0**	0	

[1] Certain reclassifications have been made to prior-period amounts to conform to the current presentation.
[2] Excl. acquisition interest.
[3] Excl. amortization of retention payments.
[4] Excl. amortization of acquired intangible assets and goodwill.

Credit Suisse Asset Management key information

	Q3/2001	Q2/2001	Q3/2000	9 months 2001	9 months 2000
Cost/income ratio [1] [2]	**79.7%**	83.1%	74.8%	**80.4%**	75.1%
Cost/income ratio (operating) [1] [2] [3]	**73.7%**	76.9%	71.9%	**74.7%**	72.1%
Average allocated capital in CHF m	**1,171**	1,250	1,144	**1,251**	1,099
Pre-tax margin	**9.9%**	13.4%	22.5%	**13.0%**	22.4%
Pre-tax margin (operating) [3]	**15.9%**	19.5%	25.4%	**18.6%**	25.3%
Pre-tax margin (operating, excl. amortization of retention payments) [2] [3]	**18.9%**	21.2%	25.4%	**20.1%**	25.3%
Personnel expenses/operating income [1] [2]	**40.0%**	46.4%	39.5%	**43.5%**	40.5%
Growth in assets under management	**(13.7%)**	3.7%	2.8%	**(10.8%)**	7.3%
Growth in discretionary assets under management	**(14.7%)**	4.4%	2.7%	**(11.7%)**	5.8%
– of which net new assets	**(0.2%)**	0.3%	0.1%	**2.0%**	4.7%
– of which market movement and structural effects	**(14.5%)**	4.1%	2.6%	**(13.7%)**	1.1%
Net profit before minority interests/average AuM	**1.1 bp**	4.4 bp	6.6 bp	**3.2 bp**	6.1 bp
Net operating profit before minority interests/average AuM [3]	**2.9 bp**	6.5 bp	7.7 bp	**5.1 bp**	7.1 bp

	30 Sept. 2001	30 June 2001	31 Dec. 2000
Assets under management in CHF bn	**434.4**	503.4	487.2
Discretionary funds in CHF bn	**317.8**	372.4	360.1
Advisory assets in CHF bn	**116.6**	131.0	127.1
Mutual funds distributed in CHF bn	**119.2**	138.3	136.9
Number of employees	**2,355**	2,362	2,350

[1] Excl. acquisition interest.
[2] Excl. amortization of retention payments.
[3] Excl. amortization of acquired intangible assets and goodwill.

At CHF 1.2 billion, revenues during the first nine months were 3% higher than in the corresponding period of 2000. The figures for 2000 do not include DLJ's Asset Management Group, which was acquired in November 2000. Adjusting for this, revenues would be down approximately 8%. Third quarter revenues were 14% lower than in the previous quarter due to market movements, particularly in September. Operating expenses for the first nine months were 6% higher than last year, due to the DLJ acquisition. Adjusting for this effect, operating expenses would have fallen 5%.

For the third quarter of 2001, profit before extraordinary items, acquisition impact and taxes was CHF 96 million, which was flat compared to the second quarter. However, third quarter results were down versus the second quarter owing to extraordinary expenses and a high tax charge resulting from the reversal of a tax benefit recognized in the first half of the year.

Looking ahead to the realignment of business units in 2002, Credit Suisse Asset Management made a strategic decision to withdraw from the US direct retail business and focus on building distribution with fee-based advice channels. These channels are more compatible with Credit Suisse Asset Management's risk-controlled investment style, and the decision reflects the current trend of customers looking for advisory services in an uncertain market.

Expansion of real estate portfolio
In Switzerland and Germany, Credit Suisse Asset Management continues to expand its real estate business, an asset class that has enjoyed strong investment performance during 2001. The third quarter saw the conclusion of an agreement to acquire CHF 1.2 billion in real estate from the Novartis Pension Fund. In turn, Novartis will purchase an equal amount of certificates in Credit Suisse Asset Management's various real estate mutual funds in Switzerland.

ANNEX II

CREDIT SUISSE | FIRST BOSTON


PROCESSING
RECEIVED
JAN 17 2002
316
WASH., D.C.
SECTION

Financial information as at and for the six months ended June 30, 2001

Bank's registered address:
Credit Suisse First Boston
Uetlibergstrasse 231
Post Office Box 900
CH-8070 Zurich

Tel: +41 1 333 5555

August 29, 2001

GENERAL

Credit Suisse First Boston (the "Bank") is a Swiss bank and is one of the largest banking institutions in the world. The Bank is a wholly owned subsidiary of Credit Suisse Group (the "Group"). As a leading global investment bank, the Bank provides a wide range of financial services from locations around the globe to institutional, corporate, government and individual clients worldwide. The Bank was founded in 1856 and has its registered head office in Zurich with additional executive offices and principal branches located in London, New York, Hong Kong, Singapore and Tokyo.

The Bank principally consists of two business units, CREDIT SUISSE FIRST BOSTON ("CSFB") and CREDIT SUISSE ASSET MANAGEMENT ("CSAM"). CSFB is a leading global investment bank, providing financial advisory and capital raising services, sales and trading for users and suppliers of capital around the world. CSAM is a global asset manager serving institutional, mutual fund and private investors, providing quality international asset management through domestic operations.

Credit Suisse Group has announced a realignment of its businesses, effective as of January 1, 2002. In connection with the realignment, the CSFB business unit is expected to report the operations of the segments CSFB and CSAM. The CSFB business unit will focus on serving global corporate, institutional and government clients through CSFB, its investment banking operations, and providing asset management products and services through CSAM. Credit Suisse Group believes that the combination of CSFB and CSAM, previously separately managed business units, provides increased opportunities for the cross-selling of investment banking and asset management products and services to corporate, institutional, governmental and individual customers, including pension funds.

In connection with the realignment, Credit Suisse Group announced the appointment of John J Mack as a Vice Chairman of the Group Executive Board, and to replace Allan D Wheat as Chief Executive Officer of CSFB, effective July 12, 2001. The combination of the asset management business with CSFB on January 1, 2002, will also bring CSAM under the management of Mr Mack. We believe that Mr Mack, who served as President and Chief Executive Officer of Morgan Stanley Dean Witter & Co until March 2001, is well suited to lead our combined investment banking and asset management businesses.

On November 3, 2000, Credit Suisse Group acquired Donaldson, Lufkin & Jenrette, Inc ("DLJ"), a leading integrated investment and merchant bank serving institutional, corporate and individual clients, and DLJ became a wholly-owned subsidiary of the Bank. The business activities of DLJ have been integrated into the operations of CSFB and CSAM.

The financial results of CSFB and CSAM are attached, extracted from the "Interim Report" to shareholders of Credit Suisse Group, which includes a different presentation of the income statement for the period to show the effects of the DLJ acquisition. Certain activities of Credit Suisse Group are part of the Bank but not part of the business of CSFB or CSAM, and certain activities of CSFB and CSAM are not part of the Bank but are part of other Group entities. As a result, the CSFB and CSAM financial data included in the Interim Report may differ from the financial information included herein for the Bank.

FINANCIAL INFORMATION

The following tables set forth certain data of the Bank. The June 30, 2001 data as well as the data as at June 30, 2000 are unaudited. The December 31, 2000 data have been extracted from the Bank's audited financial statements. The attached balance sheets, income statements and off balance sheet information have been filed as required with the Swiss Commercial Publication Office (*"Schweizerisches Handelsamtsblatt"*).

Credit Suisse First Boston ("Legal Entity")
Key ratios

	Unaudited 06.30.01 %	Audited 12.31.00 %	Unaudited 06.30.00 %
Leverage ratio (equity/assets)	4.1	4.3	2.8
Leverage ratio net of securities lending and reverse repos	6.0	6.6	4.5
BIS Tier 1 ratio [1]	13.0	13.6	11.2

[1] Tier 1 capital as a percentage of the Bank's risk-weighted assets, calculated on a consolidated basis in accordance with the recommendations (the "Basle Recommendations") of the Basle Committee on Banking Supervision of the Bank for International Settlements ("BIS"). Core capital at June 30, 2001, includes USD 631 million (CHF 1,135 million) of innovative Tier 1 capital instruments.

Credit Suisse First Boston

Consolidated Balance Sheet as at June 30, 2001

(in CHF millions)

	Unaudited 06.30.2001	12.31.2000	Change to 12.31.2000	Change to 12.31.2000 in %
ASSETS				
Cash	**1 818**	1 326	492	37%
Money market papers	**21 939**	26 365	- 4 426	-17%
Due from banks	**264 297**	246 589	17 708	7%
of which securities lending and reverse repurchase agreements	***205 693***	*208 094*	*- 2 401*	*-1%*
Due from customers	**133 845**	93 861	39 984	43%
of which securities lending and reverse repurchase agreements	***51 037***	*23 087*	*27 950*	*121%*
Mortgages	**20 538**	19 277	1 261	7%
Securities and precious metals trading portfolios	**243 526**	192 447	51 079	27%
Financial investments	**10 702**	10 236	466	5%
Non-consolidated participations	**1 081**	1 078	3	0%
Tangible fixed assets	**5 822**	5 958	- 136	-2%
Intangible assets	**20 076**	18 923	1 153	6%
Accrued income and prepaid expenses	**10 313**	9 477	836	9%
Other assets	**51 395**	48 540	2 855	6%
of which replacement value of derivatives	***47 827***	*44 107*	*3 720*	*8%*
TOTAL ASSETS	**785 352**	674 077	111 275	17%
Total subordinated claims	***823***	*995*	*- 172*	*-17%*
Total due from non-consolidated participations and qualified shareholders	***2 204***	*990*	*1 214*	*123%*
LIABILITIES				
Liabilities in respect of money market papers	**30 956**	30 554	402	1%
Due to banks	**432 387**	372 019	60 368	16%
of which securities borrowing and repurchase agreements	***159 833***	*131 740*	*28 093*	*21%*
Due to customers in savings and investment accounts	**1 606**	1 338	268	20%
Due to customers, other deposits	**152 246**	108 761	43 485	40%
of which securities borrowing and repurchase agreements	***78 790***	*37 864*	*40 926*	*108%*
Bonds and mortgage-backed bonds	**53 554**	46 601	6 953	15%
Accrued expenses and deferred income	**26 009**	24 123	1 886	8%
Other liabilities	**52 969**	56 841	- 3 872	-7%
of which replacement value of derivatives	***49 197***	*50 079*	*- 882*	*-2%*
Value adjustments and provisions	**3 692**	4 560	- 868	-19%
Share capital	**4 400**	4 400	0	0%
Capital reserve	**13 443**	13 443	0	0%
Retained earnings	**2 060**	615	1 445	235%
Minority interests in shareholders' equity [1]	**11 286**	10 282	1 004	10%
Consolidated net profit	**744**	540	204	38%
of which minority interests	***164***	*127*	*37*	*29%*
Total shareholders' equity [1, 2]	***31 933***	*29 280*	*2 653*	*9%*
TOTAL LIABILITIES	**785 352**	674 077	111 275	17%
Total subordinated liabilities	***17 381***	*15 466*	*1 915*	*12%*
Total liabilities due to non-consolidated participations and qualified shareholders	***1 589***	*1 706*	*- 117*	*-7%*

[1] Minority interests includes

(a) CHF 251 million (12.31.2000: CHF 222 million) relating to non-cumulative perpetual preferred securities issued by subsidiaries and sold to unaffiliated investors

(b) CHF 986 million (12.31.2000: CHF 937 million) relating to non-cumulative perpetual preferred securities issued by subsidiaries and sold to Credit Suisse Group

(c) CHF 1'843 million (12.31.2000: CHF 1'675 million) relating to non-cumulative perpetual preferred shares held by Credit Suisse Group as direct investments in subsidiaries of Credit Suisse First Boston and

(d) CHF 7'507 million (12.31.2000: CHF 6'825 million) relating to ownership interests held by fellow subsidiaries of Credit Suisse Group as direct investments in subsidiaries of Credit Suisse First Boston.

In total, Credit Suisse Group's holding in the minority interest of the Bank amounted to CHF 10'335 million (12.31.2000: CHF 9'437 million).

[2] Core capital includes CHF 1'135 million (12.31.2000: CHF 1'102 million) of innovative Tier 1 instruments.

Credit Suisse First Boston
Consolidated Balance Sheet as at June 30, 2001
(In USD millions)

	Unaudited 06.30.2001 [3]	12.31.2000 [4]	Change to 12.31.2000	Change to 12.31.2000 in %
ASSETS				
Cash	1 011	811	200	25%
Money market papers	12 202	16 129	- 3 927	-24%
Due from banks	146 995	150 856	- 3 861	-3%
of which securities lending and reverse repurchase agreements	*114 401*	*127 306*	*- 12 905*	*-10%*
Due from customers	74 441	57 421	17 020	30%
of which securities lending and reverse repurchase agreements	*28 385*	*14 124*	*14 261*	*101%*
Mortgages	11 423	11 793	- 370	-3%
Securities and precious metals trading portfolios	135 443	117 733	17 710	15%
Financial investments	5 952	6 262	- 310	-5%
Non-consolidated participations	601	659	- 58	-9%
Tangible fixed assets	3 238	3 645	- 407	-11%
Intangible assets	11 166	11 577	- 411	-4%
Accrued income and prepaid expenses	5 736	5 798	- 62	-1%
Other assets	28 585	29 695	- 1 110	-4%
of which replacement value of derivatives	*26 600*	*26 983*	*- 383*	*-1%*
TOTAL ASSETS	436 793	412 379	24 414	6%
Total subordinated claims	*458*	*609*	*- 151*	*-25%*
Total due from non-consolidated participations and qualified shareholders	*1 226*	*606*	*620*	*102%*
LIABILITIES				
Liabilities in respect of money market papers	17 217	18 692	- 1 475	-8%
Due to banks	240 482	227 590	12 892	6%
of which securities borrowing and repurchase agreements	*88 895*	*80 595*	*8 300*	*10%*
Due to customers in savings and investment accounts	893	819	74	9%
Due to customers, other deposits	84 675	66 537	18 138	27%
of which securities borrowing and repurchase agreements	*43 821*	*23 164*	*20 657*	*89%*
Bonds and mortgage-backed bonds	29 785	28 509	1 276	4%
Accrued expenses and deferred income	14 466	14 758	- 292	-2%
Other liabilities	29 462	34 771	- 5 309	-15%
of which replacement value of derivatives	*27 362*	*30 637*	*- 3 275*	*-11%*
Value adjustments and provisions	2 053	2 790	- 737	-26%
Share capital	2 447	2 692	- 245	-9%
Capital reserve	7 477	8 224	- 747	-9%
Retained earnings	1 117	437	680	156%
Minority interests in shareholders' equity [1]	6 277	6 290	- 13	0%
Consolidated net profit	442	270	172	64%
of which minority interests	*98*	*64*	*34*	*53%*
Total shareholders' equity [1, 2]	*17 760*	*17 913*	*- 153*	*-1%*
TOTAL LIABILITIES	436 793	412 379	24 414	6%
Total subordinated liabilities	*9 667*	*9 462*	*205*	*2%*
Total liabilities due to non-consolidated participations and qualified shareholders	*884*	*1 044*	*- 160*	*-15%*

[1] Minority interests includes

(a) USD 140 million (12.31.2000: USD 136 million) relating to non-cumulative perpetual preferred securities issued by subsidiaries and sold to unaffiliated investors

(b) USD 548 million (12.31.2000: USD 573 million) relating to non-cumulative perpetual preferred securities issued by subsidiaries and sold to Credit Suisse Group

(c) USD 1'025 million (12.31.2000: USD 1'025 million) relating to non-cumulative perpetual preferred shares held by Credit Suisse Group as direct investments in subsidiaries of Credit Suisse First Boston and

(d) USD 4'175 million (12.31.2000: USD 4,175 million) relating to ownership interests held by fellow subsidiaries of Credit Suisse Group as direct investments in subsidiaries of Credit Suisse First Boston.

In total, Credit Suisse Group's holding in the minority interest of the Bank amounted to USD 5'748 million (12.31.2000: USD 5'773 million).

[2] Core capital includes USD 631 million (12.31.2000: USD 674 million) of innovative Tier 1 instruments.

[3] Translation of Swiss Francs into U.S. Dollars has been made at the rate of CHF 1.7980 = USD 1.00 (the June 30, 2001 exchange rate). Such translation is provided solely for the convenience of the reader.

[4] Translation of Swiss Francs into U.S. Dollars has been made at the rate of CHF 1.6346 = USD 1.00 (the December 31, 2000 exchange rate). Such translation is provided solely for the convenience of the reader.

Credit Suisse First Boston
Consolidated Income Statement
for the six months ended June 30, 2001

(In CHF millions)

	Unaudited 06.30.2001	Unaudited 06.30.2000		Change to 06.30.2000	Change to 06.30.2000 in %
Results from interest business					
Interest and discount income	13 946	10 569	1	3 377	32%
Interest and dividend income from trading portfolio	6 579	3 921	1	2 658	68%
Interest and dividend income from financial investments	133	100		33	33%
Interest expense	- 19 064	- 13 797	1	- 5 267	38%
Net interest income	1 594	793	1	801	101%
Results from commission and service fee activities					
Commission income from lending activities	323	255		68	27%
Commission from securities and investment transactions	6 688	5 146	1	1 542	30%
Commission from other services	487	17		470	N/A
Commission expense	- 431	- 196	1	- 235	120%
Net commission and service fee income	7 067	5 222	1	1 845	35%
Net trading income	5 755	4 332	1	1 423	33%
Other ordinary income/expense					
Income from the sale of financial investments	309	161		148	92%
Income from participations	49	27		22	81%
of which from participations accounted for using the equity method	*13*	*21*		*- 8*	*-38%*
of which from other non-consolidated participations	*13*	*6*		*7*	*117%*
Real estate income	8	4		4	100%
Sundry ordinary income	68	104		- 36	-35%
Sundry ordinary expenses	- 686	- 302		- 384	127%
Net other ordinary income/expense	- 252	- 6		- 246	N/A
Net operating income	14 164	10 341		3 823	37%
Personnel expenses	- 9 150	- 6 441		- 2 709	42%
Other operating expenses	- 2 603	- 1 373		- 1 230	90%
Total operating expenses	- 11 753	- 7 814		- 3 939	50%
Gross operating profit	2 411	2 527		- 116	-5%
Depreciation and write-downs on non-current assets	- 1 220	- 412		- 808	196%
Valuation adjustments, provisions and losses	- 357	- 386		29	-8%
Consolidated profit before extraordinary items and taxes	834	1 729		- 895	-52%
Extraordinary income	1	9		- 8	-89%
Extraordinary expenses	- 6	- 7		1	-14%
Taxes	- 85	- 509		424	-83%
Consolidated net profit (including minority interests)	744	1 222		- 478	-39%
of which minority interests	*-164*	*-48*		*- 116*	*N/A*
Consolidated net profit (excluding minority interests)	580	1 174		- 594	-51%

[1] Restated to be consistent with current year presentation

Credit Suisse First Boston
Consolidated Income Statement
for the six months ended June 30, 2001

(In USD millions)

	Unaudited 06.30.2001[2]	Unaudited 06.30.2000[3]	Change to 06.30.2000	Change to 06.30.2000 in %
Results from interest business				
Interest and discount income	8 301	6 484 [1]	1 817	28%
Interest and dividend income from trading portfolio	3 916	2 406 [1]	1 510	63%
Interest and dividend income from financial investments	79	61	18	30%
Interest expense	- 11 348	- 8 464 [1]	- 2 884	34%
Net interest income	948	487 [1]	461	95%
Results from commission and service fee activities				
Commission income from lending activities	192	156	36	23%
Commission from securities and investment transactions	3 981	3 157 [1]	824	26%
Commission from other services	290	10	280	N/A
Commission expense	- 257	- 120 [1]	- 137	114%
Net commission and service fee income	4 206	3 204 [1]	1 002	31%
Net trading income	3 426	2 658 [1]	768	29%
Other ordinary income/expense				
Income from the sale of financial investments	184	99	85	86%
Income from participations	29	17	12	71%
of which from participations accounted for using the equity method	*8*	*13*	*- 5*	*-38%*
of which from other non-consolidated participations	*8*	*4*	*4*	*100%*
Real estate income	5	2	3	150%
Sundry ordinary income	40	64	- 24	-38%
Sundry ordinary expenses	- 408	- 185	- 223	121%
Net other ordinary income/expense	- 150	- 4	- 146	N/A
Net operating income	8 430	6 344	2 086	33%
Personnel expenses	- 5 446	- 3 952	- 1 494	38%
Other operating expenses	- 1 549	- 842	- 707	84%
Total operating expenses	- 6 995	- 4 794	- 2 201	46%
Gross operating profit	1 435	1 550	- 115	-7%
Depreciation and write-downs on non-current assets	- 726	- 253	- 473	187%
Valuation adjustments, provisions and losses	- 213	- 237	24	-10%
Consolidated profit before extraordinary items and taxes	496	1 060	- 564	-53%
Extraordinary income	1	6	- 5	-83%
Extraordinary expenses	- 4	- 4	0	0%
Taxes	- 51	- 312	261	-84%
Consolidated net profit (including minority interests)	442	750	- 308	-41%
of which minority interests	*- 98*	*- 29*	*- 69*	*N/A*
Consolidated net profit (excluding minority interests)	344	720	- 376	-52%

[1] Restated to be consistent with current year presentation

[2] Translation of Swiss Francs into U.S. Dollars has been made at the rate of CHF 1.68 = USD 1.00 (the 2001 six month average exchange rate). Such translation is provided solely for the convenience of the reader.

[3] Translation of Swiss Francs into U.S. Dollars has been made at the rate of CHF 1.63 = USD 1.00 (the 2000 six month average exchange rate). Such translation is provided solely for the convenience of the reader.

Credit Suisse First Boston
Consolidated Off-Balance Sheet business as at June 30, 2001

	Unaudited 06.30.2001 in CHF m	12.31.2000 in CHF m	Unaudited 06.30.2001 [1] in USD m	12.31.2000 [2] in USD m
Contingent liabilities	14 195	13 425	7 895	8 213
Irrevocable commitments	**150 685**	126 146	**83 807**	77 172
Confirmed credits	**95**	150	**53**	92
Fiduciary transactions	**9 815**	9 348	**5 459**	5 719

DERIVATIVE INSTRUMENTS (in CHF billions)	Unaudited 06.30.2001 Notional amount	Unaudited 06.30.2001 Gross positive replacement value	Unaudited 06.30.2001 Gross negative replacement value	12.31.2000 Notional amount	12.31.2000 Gross positive replacement value	12.31.2000 Gross negative replacement value
Interest rate products	**6 959.5**	**78.7**	**75.1**	5 807.0	66.5	66.6
Foreign exchange products	**1 568.1**	**34.6**	**31.6**	1 116.1	29.8	32.0
Precious metals products	**37.7**	**1.6**	**2.2**	34.8	1.4	2.0
Equity/Index - related products	**397.7**	**13.2**	**15.4**	445.4	15.1	19.0
Other products	**112.7**	**2.7**	**3.3**	81.0	2.9	3.5
Total	**9 075.7**	**130.8**	**127.6**	7 484.3	115.7	123.1

DERIVATIVE INSTRUMENTS (in USD billions)	Unaudited 06.30.2001 [1] Notional amount	Unaudited 06.30.2001 [1] Gross positive replacement value	Unaudited 06.30.2001 [1] Gross negative replacement value	12.31.2000 [2] Notional amount	12.31.2000 [2] Gross positive replacement value	12.31.2000 [2] Gross negative replacement value
Interest rate products	**3 870.7**	**43.8**	**41.8**	3 552.0	40.7	40.7
Foreign exchange products	**872.1**	**19.2**	**17.6**	682.8	18.2	19.6
Precious metals products	**21.0**	**0.9**	**1.2**	21.3	0.9	1.2
Equity/Index - related products	**221.2**	**7.3**	**8.6**	272.5	9.2	11.6
Other products	**62.7**	**1.5**	**1.8**	49.6	1.8	2.1
Total	**5 047.7**	**72.7**	**71.0**	4 578.8	70.8	75.2

[1] Translation of Swiss Francs into U.S. Dollars has been made at the rate of CHF 1.7980 = USD 1.00 (the June 30, 2001 exchange rate). *Such translation is provided solely for the convenience of the reader.*

[2] Translation of Swiss Francs into U.S. Dollars has been made at the rate of CHF 1.6346 = USD 1.00 (the December 31, 2000 exchange rate). Such translation is provided solely for the convenience of the reader.